02045048

P.E.
7/1/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

E.ON Corporation
(Translation of Registrant's Name Into English)

E.ON Aktiengesellschaft
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If „Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

e·on

Press Release

July 1, 2002

E.ON Completes Its Acquisition Of Powergen

E.ON AG has today completed its acquisition of Powergen plc and now is the sole owner of the British utility, including its US affiliate LG&E Energy.

This deal is an important strategic step forward for E.ON in its drive to become the world's leading energy services provider. In a single step the company has entered one of the most important European electricity markets and obtained an attractive platform for further growth in the Midwest region of the US.

Powergen shares have been de-listed from the London and New York Stock markets as of last Friday. The final consideration for Powergen shareholders of 765p per share will be paid by E.ON within the next 14 days. The overall cost for all Powergen shares amount to approx. € 8.1 bln.

On completion of the deal, Ulrich Hartmann, CEO of E.ON, has been appointed as Chairman of the Board of Powergen. Deputy Chairman and Chief Executive Officer (CEO) of Powergen is now Ed Wallis.

New members of the Powergen Board have been appointed: Dr. Hans Michael Gaul, Member of the Board of Management of E.ON AG, Dr. Hans-Dieter Harig, Chairman of the Board of Management at E.ON Energie and Dr. Frank Elsässer, Member of the Board of Management at E.ON Energie. Michael Soehlke, Executive Vice President at E.ON, responsible for Corporate Planning and Controlling, is now Chief Financial Officer at Powergen.

E.ON AG
E.ON Platz 1
D-40479 Düsseldorf

For information please contact:

Dr. Peter Blau
Phone: +49-211-45 79-628
Fax: +49-211-45 79-629

Josef Nelles
Phone: +49-211-45 79-544
Fax: +49-211-45 79-566

Gareth Wynn
Phone: ++44-207-826-2734
Fax ++44-207-826-2897

www.eon.com
Presse@eon.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON Aktiengesellschaft

Date: July 1, 2002

By: ______________________
Michael C. Wilhelm
Senior Vice President
Accounting